[Letterhead of Sellers Capital LLC and Sellers Capital Master Fund, Ltd.]
January 9, 2009
By EDGAR and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Song Brandon, Esq. Attorney Advisor

RE:	Premier Exhibitions, Inc. (the “Company”) Soliciting Materials Filed Pursuant to Rule 14a-12 Filed on December [31], 2008 by Sellers Capital LLC and Sellers Capital Master Fund, Ltd. File No. 0-24452
Dear Ladies and Gentlemen,
We are writing on behalf of Sellers Capital LLC and Sellers Capital Master Fund, Ltd. (together, “Sellers Capital”) in response to your letter dated as of January 8, 2009. This letter includes your comments in bold and italics with Sellers Capital’s responses below, and Sellers Capital’s responses correspond with the headings and comment numbers in your letter. For convenience of review, we are also filing with this letter relevant excerpts from the Company’s public documents.
Soliciting Material
1.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In future filings, please disclose the factual foundation for such statements or refrain from issuing such statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, we note the following statements:
•	“It is our understanding that the Company did not obtain shareholder approval for this provision [Mr. Arnie Geller’s right to elect to receive his compensation in the form of the company’s common stock at a price equal to 50% of the company’s stock price on the date of election], as is required by NASDAQ rules.” (Comment No. 17).
We made the statement above based on the NASDAQ Marketplace Rule 4350(i)(1), which requires NASDAQ listed companies to obtain shareholder approval for arrangements pursuant to which stock may be acquired by officers or directors. The Company’s public filings did not show that the Company sought such approval. Although the Company contended in its soliciting materials that such approval was not required, the Company confirmed our contention that such approval was not obtained. (See the Company’s response to Comment 17 on p. 9 of the Company’s soliciting materials filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2009).
•	The belief that the engagement of JC Jones & Associates, LLC was not approved by the board, but “effected by Mr. Geller without Board approval.” (Comment No. 21).
From having two designees on the Company’s Board — Mark Hugh Sam and Mark Sellers, we know that the engagement of JC Jones & Associates, LLC was neither presented to nor approved by the full Board. In its soliciting materials, the Company admitted that the full Board did not authorize this engagement. Instead, Mr. Geller apparently relied on “the Board directive to management to prepare a business plan” (emphasis added) and the Audit Committee’s “suggestion” to engage a consultant, none of which amounted to the Board’s approval to hire JC Jones & Associates, LLC. (See the Company’s response to Comments 20 and 21 on p. 10 of the Company’s soliciting materials filed with the Commission on January 6, 2009).
•	The belief that Mr. Geller was untimely in at least one Section 16 filing. (Comment No. 26).
The Company’s 2007 Proxy Statement states that “Mr. Geller filed one late report disclosing one transaction during fiscal year 2006.” (See p. 27 of the Company’s Proxy Statement filed with the Commission on June 27, 2008). Please also refer to Mr. Geller’s Form 4 filed with the Commission on February 9, 2006, which indicated “September 13, 2005” as the transaction date, thus evidencing that the filing was significantly late.
In addition, we believe that Mr. Geller’s Form 4 filed with the Commission on August 22, 2006 incorrectly indicated “August 18, 2006” as the transaction date and was instead significantly late. From a memorandum that our designees on the Company’s Board — Mark Hugh Sam and Mark Sellers — received from the Company, we know that the Company’s outside counsel determined that Mr. Geller received stock options to purchase 75,000 shares of the Company’s stock with a grant date of January 27, 2006 but that Mr. Geller did not report these options on a Form 4 until August 22, 2006.
In its soliciting materials, we believe the Company admits that Mr. Geller was untimely in at least one Section 16 filing by stating that “Mr. Geller should be judged on the basis of accomplishment, and not on an inadvertent late filing under Section 16 of the Exchange Act.” (See the Company’s response to Comment 26 on p. 12 of the Company’s soliciting materials filed with the Commission on January 6, 2009).
•	The notion that Mr. Geller’s deferral of $345,000 and reporting of such deferral on a Form 8-K “were effected by Mr. Geller without the involvement of the Company’s Board.” (Comment No. 29).
From having two designees on the Company’s Board — Mark Hugh Sam and Mark Sellers, we know that our designees were not advised of Mr. Geller’s deferral of $345,000 and reporting of such deferral on a Form 8-K, and we also know that such deferral and reporting were neither presented to nor approved by the full Board. In addition, in its soliciting materials, the Company acknowledged that only the “Special Committee had conversations with Mr. Geller regarding his compensation,” resulting in the deferral of $345,000, thereby admitting not only that the deferral was not approved by the Board but also that it was not approved by the Special Committee (but only discussed in a conversation with the Special Committee). The Company further admitted that the Board did not approve the filing of the related Form 8-K by stating that “Board approval is not required for the filing of a Form 8-K report.” (See the Company’s response to Comment 29 on p. 13 of the Company’s soliciting materials filed with the Commission on January 6, 2009).
2.	Please also provide us the basis for your belief that Ms. Judith Geller receives compensation in excess of $120,000 per year, or refrain from making such statements in future filings.
Our belief regarding Ms. Judith Geller’s compensation is based on the Company’s public filings. In its Revised Consent Revocation Statement, the Company acknowledges that Ms. Geller’s compensation exceeds $120,000 per year:
“Mrs. Geller currently receives $125,000 per annum for her consulting services, including consulting on the Company’s exhibition design, development and installation, and on Premier’s catalog design and development. On June 27, 2008 Mrs. Geller entered into an agreement with the Company pursuant to which, in exchange for terminating a royalty agreement dated March 15, 2001, she received $275,000 representing a full and final settlement of all amounts due to her, including all amounts due under the royalty agreement with RMS Titanic, Inc.”
(See p. 7 of the Company’s Revised Consent Revocation Statement filed with the Commission on January 8, 2009). In addition, in the “Related Party Transactions” section of the Company’s Revised Proxy Statement, the Company has previously included the following disclosure:
“Judy Geller, the wife of our chairman, president and chief executive officer, was a consultant to us and received payments for services of approximately $100,000 during fiscal year 2008. Mrs. Geller provided consulting on our exhibition design, development and installation and catalog design and development. In addition, royalty payments to Mrs. Geller on the sale of our exhibition catalogs of approximately $197,000 were paid during fiscal year 2008. Such payments were made by us and our co-presentation partner pursuant to a royalty arrangement.”
(See p. 36 of the Company’s Revised Proxy Statement filed with the Commission on September 29, 2008 and included with this letter).
In connection with this response to your letter, Sellers Capital acknowledges that:
(1)	Sellers Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Sellers Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.
Respectfully,

Sellers Capital Master Fund, Ltd.		Sellers Capital LLC

By:	/s/ Samuel S. Weiser	By:	/s/ Samuel S. Weiser

Name:	Samuel S. Weiser	Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager	Title:	Chief Operating Officer

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DEFA14A 1 g17112d2defa14a.htm DEFA14A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant: ☑
Filed by a Party other than the Registrant: ☐

Check appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☑ Soliciting Material Pursuant to §240.14a-12

PREMIER EXHIBITIONS, INC.

(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):
☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

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DEFA14A Page 10 of 19

① Comment No. 17

severance payment provisions of said agreements have not been triggered since the change of control.

17. Please refer to comment 13 above. The Company states that Mr. Geller can elect to receive his compensation in the form of the Company's common stock at a price equal to 50% of the Company's stock price on the date of election. It is our understanding that the Company did not obtain shareholder approval for this provision, as is required by NASDAQ rules. We believe it is material for the Company's shareholders to know that this provision may subject the Company to risks associated with noncompliance with NASDAQ rules.

The NASDAQ rules referred to in Sellers' Comment 17 are not applicable, since the employment contract whereby which Mr. Geller has the option to receive his compensation in the form of common stock at a price equal to 50% of the price on the date of election was entered into on February 4, 2002, at which time the Company's common shares were traded on the OTC Bulletin Board. The shares were accepted for trading on NASDAQ on June 19, 2006.

18. On page 6 of the consent revocation statement, the Company compares the poor performance of its stock price to "consumer entertainment companies similar to Premier." We believe that the stock prices of similar entertainment companies have not performed as poorly as the Company's stock price, and therefore believe that this statement is false and misleading. The Company also blames the Company's poor stock price performance in part on "what may be the most significant financial turmoil experienced by the U.S. equity markets since the great depression in 1929." However, the Company does not explain that not every public company in the United States has experienced a 96% decline in its stock price from the middle of 2007 to the Company's recent all-time low price of $0.56 per share. We believe the Company should explain its stock price in relation to its recent earnings performance.

Sellers' Comment 18 states that it believes "that the stock prices of similar entertainment companies have not performed as poorly as the Company's stock price." This is simply inaccurate. For example, CKX, Inc. is a publicly traded entertainment company whose primary assets include the rights to the names and images of Elvis Presley and Muhammad Ali and rights to the American Idol television series. The common stock of CKX, Inc. has experienced a nearly 90% decline in price since June of 2007, declining from $15.34 per share to a recent low of $1.55 per share. Live Nation Inc. is a publicly traded entertainment company that owns and operates live music venues such as the Fillmore in San Francisco and Nikon at Jones Beach Theater in New York. The price of the common stock of Live Nation Inc. was trading at $24.09 per share in June of 2007, and was recently trading at $2.73 per share, a drop of nearly 89%. The performance of the stock prices of these entertainment companies demonstrates that the stock prices of other publicly traded entertainment companies have recently suffered extremely substantial declines. Mr. Sellers himself saw his flagship fund suffer a loss of over 54% during the third fiscal quarter of 2008.

19. On page 7 of the consent revocation statement, the Company states that "Mr. Geller was not CEO for the six month period ended August 31, 2008 when the Company reported net income of only $27,000 on revenues of $30.3 million," implying that this is the only period for which we have criticized Mr. Geller's financial stewardship of the Company. On page 7 of our consent solicitation statement, under the section entitled "We believe the

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DEFA14A Page 11 of 19

① Comment No. 21

Company has a history of delivering disappointing earnings performance," we cite a specific example of Mr. Geller's poor financial stewardship. We believe it is false and misleading for the Company to imply that Mr. Geller's financial stewardship is sound since he was not the CEO during one particular period of poor performance by the Company. During the six month period ended August 31, 2008, Mr. Geller was Chairman of the Company's Board, and the Company's CEO during that period was, we believe, chosen under Mr. Geller's leadership.

Mr. Geller has devoted much of the past 15 years to building the Company. He spent the initial years developing the Titanic exhibitions followed by the Bodies exhibition, and others. During the five years ended February 28, 2008, the following summary financial information of the Company reflects the accomplishments of management under the leadership of Mr. Geller.

Year Ended February 28,
(In thousands)

	2004	2005	2006	2007	2008
Revenue	$ 2,864	$ 6,857	$ 13,041	$ 30,087	$ 61,454
Net Income	(1,088)	(2,417)	5,283	7,421	12,309
Shareholder Equity	6,004	7,679	19,675	32,900	47,096

Based on the above, Mr. Geller has a successful tenure with the Company, and there is ample basis for concluding that he possesses sound financial stewardship and is a hardworking and able executive. His accomplishments were such that Messrs. Sellers and Hugh Sam requested that he reassume his position as President and CEO when his successor's employment was terminated. The sweeping allegations in Sellers' Consent Solicitation Statement and in Comment 19 above, regarding a history of poor financial stewardship by Mr. Geller, are false and materially misleading.

20. On page 7 of the consent revocation statement, the Company states that it "has engaged JC Jones & Associates, LLC, a management advisory firm, to assist management in the preparation of a comprehensive business plan and to provide turnaround analysis." The Company does not disclose when this engagement occurred, which we believe was very recently, or that this was done in response to our efforts to get the Company to improve its operations.

The Company engaged JC Jones & Associates, LLC ("Consultant") on December 17, 2008, in response to a Board directive that management prepare and present to the Board a detailed business plan with projections. The Company will amend the Consent Revocation Statement to disclose the date of such engagement and to expand on the reason therefor.

21. Please refer to comment 20 above. The Company also does not disclose that this engagement was not approved by the Company's Board of Directors, but was we believe effected by Mr. Geller without the Board's approval.

Please see the Company's response to Comment 20. Further, the Company's Audit Committee sought out and reviewed a proposal from Consultant on December 2, 2008, and encouraged Mr. Geller to retain Consultant to assist in the preparation of the business plan and related services. Based on the Board directive to management to prepare a business plan and the Audit Committee's suggestion that Consultant be retained to assist with such directive, it was well within the scope of the CEO's authority to retain Consultant.

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DEFA14A Page 13 of 19

Mr. Geller, as a consultant. In addition to the information presently contained in the Consent Revocation Statement about Mrs. Geller's services, the Company will amend the Consent Revocation Statement to disclose certain material terms of Mrs. Geller's consulting arrangements.

25. On page 13 of the consent revocation statement, the Company states that "none of us, any of the participants or any of their affiliates has any arrangements or understandings with any person with respect to any future employment by us or our affiliates or with respect to any future transactions to which we or any of our affiliates will or may be a party." However, the Company fails to disclose the terms of Mr. Geller's employment agreement.

The salient features of Mr. Geller's employment agreement are fully disclosed under "Sellers' Solicitation, If Successful, Could Trigger The Company's Change of Control Severance" and "Mr. Geller's Compensation" at pages 6 and 7 thereof, respectively, including base salary, option to elect to receive a portion of his salary in stock valued at 50% of the market price, and severance provisions upon a change of control. In addition, the material terms of Mr. Geller's employment agreement are fully disclosed in the 2008 Proxy Statement and, as such, the absence of an identical description in the Consent Revocation Statement does not lead to misleading disclosure. Regardless, the Company will amend the Consent Revocation Statement to describe certain additional terms of Mr. Geller's employment agreement.

26. The Company fails to disclose whether any of the participants in its solicitation, including Mr. Geller, have failed to timely make any filings under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that Mr. Geller has made at least one Section 16 filing significantly late.

The Company did not fail to disclose late filings under Section 16 of the Exchange Act. Based on pre-filing discussions with members of the staff in the Office of Mergers and Acquisitions, the Company did not include the information requested by Items 7 and 8 of Schedule 14A in its Consent Revocation Statement. Furthermore, we would like to note that Mr. Geller should be judged on the basis of accomplishment, and not on an inadvertent late filing under Section 16 of the Exchange Act.

① Comment No. 26

27. The Company's disclosures in its "Background of the Consent Solicitation" section are minimal, particularly in comparison to the disclosures made in our consent solicitation statement. We believe the Company should, for example, more fully describe the matters considered and conclusions reached by the special committee of the Board. For example, we believe the Company should disclose the material allegations made against Mr. Geller and the special committee's conclusions regarding why such allegations were not considered important by the special committee. In addition, the Company has not disclosed which recent actions by the Board or Mr. Geller were taken due to actions or pressure by us or our existing board designees. The Company also has not disclosed the background to Mr. Geller's pending business plan that "is in the final stages." The Company has also not explained how it arrived at the conclusion regarding the Company's "critical need to effect a financial turn-around," and what role our board designees played in that process.

The "Background of the Consent Solicitation" is clear, direct, succinct, and does not fail to disclose information necessary to make the statements contained in that section not materially misleading. The findings of the Special Committee are set forth under a different section "Reasons

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DEFA14A Page 14 of 19

to Reject Sellers Capital's Consent Solicitation Proposal — Actions by Special Committee of Independent Directors," and there is not material reason why such information should be moved to the "Background" section.

The second part of Comment 27 is a repeat of Comment 12, and we direct the staff's attention to the Company's response to Comment 12.

Regarding the third topic raised in Comment 27, the Company did not fail to disclose "which recent actions by the Board or Mr. Geller were taken due to actions or pressure by us or our existing board designees." None of the Board's or Mr. Geller's actions (except this consent revocation solicitation) is the result of any actions or pressure from Sellers or its designees. Since August 2008 when Mr. Geller returned to as CEO and President, his purpose has been to reduce expenses, grow revenues, and return the Company to profitability. All of the actions taken by the Board and Mr. Geller's since his return have been in furtherance of such goals in the midst of a very difficult economic environment. Such actions are not responses to pressures from Sellers or its designees, who want the credit for everything positive that the Board or Mr. Geller has done and/or is doing at this time, and Sellers is attempting to use the staff to help it make its case in the Company's own Consent Revocation Statement.

28. On the Company's consent revocation card, the Company states that the consent revocation is being solicited "on behalf of the Board of Directors." However, we believe that neither the consent revocation statement nor the consent revocation card has been approved by the Company's Board of Directors, but only the special committee.

Please see the Company's response to Comment 2, above. The Consent Revocation Statement is legally and factually being conducted by the Board, and the consent revocation card is correct, as prepared.

29. On page 7 of the consent revocation statement, the Company notes that "Mr. Geller has agreed to defer $345,000, or approximately 49%, of his salary until further notice." This was also disclosed in an 8-K filing made on the Company's behalf of December 29, 2008. It is our belief that neither this deferral arrangement nor the 8-K was requested or approved by the Company's Board of Directors. We question whether this arrangement and 8-K were effected by Mr. Geller without the involvement of the Company's Board. See also the disclosure in our consent solicitation statement on pages 7 and 11 regarding the Company's failure to report on Form 8-K the resignations of two financial officers of the Company who recently resigned citing their inability to work with management (one of whom specifically cited his inability to work with Mr. Geller). We believe the Company should explain whether Mr. Geller causes the Company to make Form 8-K filings that are approved only by him and/or prevents required Form 8-K filings from being made by the Company when they would be embarrassing to him. Please also refer to comment 30 below.

The Independent Special Committee had conversations with Mr. Geller regarding his compensation, and as a result Mr. Geller agreed to defer approximately 49% of his compensation, which was reported on a Form 8-K.

Board approval is not required for the filing of a Form 8-K report. Management is responsible for filing 8-K reports. In this regard, Mr. Geller works closely with the Company's securities counsel, and every effort is made in cooperation with counsel to fulfill all of the

(1) Comment No. 29

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PREMIER EXHIBITIONS, INC. DEF 14A Page 1 of 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

PREMIER EXHIBITIONS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

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PREMIER EXHIBITIONS, INC. DEF 14A

Page 1 of 1

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers and greater-than-10% shareholders to file with the Securities and Exchange Commission reports of ownership and changes in ownership regarding their holdings in us.

(1) Comment No. 26

Based solely on the written representations of our directors and officers and copies of the reports that they have filed with the Securities and Exchange Commission, we believe that during fiscal year 2007 all of our directors and officers timely complied with the filing requirements of Section 16(a), except that Mr. Couture filed one late report disclosing one transaction and Mr. Reed filed one late report disclosing two transactions. In addition, Mr. Geller filed one late report disclosing one transaction during fiscal year 2006.

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1/8/2009

SEC FORM 4 (1) Comment No. 26 Page 1 of 2

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
GELLER ARNIE
(Last) (First) (Middle)
PREMIER EXHIBITIONS, INC.
3340 PEACHTREE ROAD, NE, SUITE 2250
(Street)
ATLANTA GA 30326
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
PREMIER EXHIBITIONS, INC. [PXHB.OB]

3. Date of Earliest Transaction (Month/Day/Year)
09/13/2005

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
X Officer (give title below) Other (specify below)
President, CEO, CFO, Chairman

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock, $.0001 par value								2,387,500 (1)	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owners Form: Direct (or Indir (I) (Instr
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Stock Option (Right to Buy)	$0.4							01/26/2001	01/26/2011	Common Stock, $.0001 par value	75,000		75,000	D
Stock Option (Right to Buy)	$0.4							02/01/2002	02/01/2012	Common Stock, $.0001 par value	500,000		500,000	D
Stock Option (Right to Buy)	$0.32							12/12/2003	12/12/2013	Common Stock, $.0001 par value	75,000		75,000	D
Stock Option (Right to Buy)	$2.15	09/13/2005		A		100,000 (2)		(2)	09/13/2015	Common Stock, $.0001 par value	100,000 (2)	$0	100,000 (2)	I

Explanation of Responses:

1. Includes 1,475,000 shares held as tenants-by-the-entireties by Mr. Geller and his wife, Judith Geller.

2. This option was granted to Mr. Geller's wife, Judith Geller, under the 2004 Stock Option Plan in a transaction exempt under Rule 16b-3. Mrs. Geller can exercise this option pro rata with respect to one third of the shares subject to the option on the first, second and third anniversaries of the 9/13/05 grant date.

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SEC FORM 4 Page 2 of 2

Remarks:

/s/ Arnie Geller 02/09/2006
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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SEC FORM 4

SEC Form 4

①
Comment No. 26

Page 1 of 2

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden	
hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
GELLER ARNIE
(Last) (First) (Middle)
PREMIER EXHIBITIONS, INC.
3340 PEACHTREE ROAD, NE, SUITE 2250
(Street)
ATLANTA GA 30326
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
PREMIER EXHIBITIONS, INC.
[PRXI]

3. Date of Earliest Transaction (Month/Day/Year)
08/18/2006

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
X Director X 10% Owner
X Officer (give title below) Other (specify below)
Chairman, President and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.0001 par value								2,387,500 (1)	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8) Code	V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A)	(D)	6. Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable	Expiration Date	7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4) Title	Amount or Number of Shares	8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owners Form: Direct (or Indir (I) (Insti
Stock Option (Right to Buy)	$0.4							01/26/2001	01/26/2011	Common Stock, $.0001 par value	75,000		75,000	D
Stock Option (Right to Buy)	$0.4							02/01/2002	02/01/2012	Common Stock, $.0001 par value	500,000		500,000	D
Stock Option (Right to Buy)	$0.32							12/12/2003	12/12/2013	Common Stock, $.0001 par value	75,000		75,000	D
Stock Option (Right to Buy)	$2.15							(2)	09/13/2015	Common Stock, $.0001 par value	100,000 (2)		100,000 (2)	I
Stock Option (Right to Buy)	$4.31	08/18/2006		A		400,000 (3)		(3)	04/11/2016	Common Stock, $.0001 par value	400,000 (3)	$0	400,000 (3)	D

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SEC FORM 4 Page 2 of 2

Stock Option (Right to Buy)	$3.65	08/18/2006		A		75,000 (4)		(4)	01/27/2016	Common Stock, $.0001 par value	75,000 (4)	$0	75,000 (4)	D

Explanation of Responses:

1. Includes 1,475,000 shares held as tenants-by-the-entireties by Mr. Geller and his wife, Judith Geller.

2. This option was granted to Mr. Geller's wife, Judith Geller, and was previously reported by Mr. Geller. Mrs. Geller can exercise this option pro rata with respect to one third of the shares subject to the option on the first, second and third anniversaries of the 9/13/05 grant date.

3. This option was granted to Mr. Geller under the Amended and Restated Premier Exhibitions, Inc. 2004 Stock Option Plan in a transaction exempt under Rule 16b-3. The option is exercisable pro rata over the term of Mr. Geller's employment agreement, as amended.

4. This option was granted to Mr. Geller under the Amended and Restated Premier Exhibitions, Inc. 2004 Stock Option Plan in a transaction exempt under Rule 16b-3. The option is exercisable pro rata with respect to one-third of the shares subject to the option over three years.

Remarks:

/s/ Arnie Geller 08/22/2006

** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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PRER14A Page 1 of 1

SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Amendment No. 1

Filed by the Registrant ☑

Filed by a party other than the Registrant

Check the appropriate box

☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-5(d) (2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under Rule 14a-12

PREMIER EXHIBITIONS, INC.
(Name of Registrant as specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of filing fee (check the appropriate box):
☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

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PRER14A Page 1 of 1

Bloated Infrastructure and Alleged Pattern of Nepotism. Sellers Capital blames Premier's poor earnings performance on Mr. Geller's alleged mismanagement of the Company. As previously stated, however, Mr. Geller was not CEO for the six month period ended August 31, 2008 when the Company reported net income of only $27,000 on revenues of $30.3 million. In contrast, however, during the comparable period in 2007 when Mr. Geller was serving as the Company's CEO, the Company reported net income of $8.8 million on revenues of $26.5 million. Similarly, Premier's general selling and administration expenses for the six month period ended August 31, 2008, when Mr. Geller was not the Company's CEO, increased to approximately $12.7 million (or 41.9% of revenue) compared with approximately $6.0 million (or 22.6% of revenue) for the comparable period in 2007, most of which period was under Mr. Geller's stewardship.

Sellers, however, blames the dramatic increase in GS&A, which occurred while Mr. Geller was not CEO, on a bloated infrastructure allegedly caused by Mr. Geller and a "pattern of nepotism" at the Company. The increase in GS&A, the decline in earnings and the bloated infrastructure, however, are the result of the preceding management's attempt to establish an infrastructure designed to accommodate double-digit revenue growth, which growth was not realized by the Company under its previous CEO. Since resuming the role of Premier's President and CEO in August 2008, Mr. Geller has proposed significant reductions in GS&A, of approximately $6.0 million in the aggregate, on an annualized basis. In addition, on December 17, 2008 the Company engaged JC Jones & Associates, LLC, a management advisory firm, to assist management in the preparation of a comprehensive business plan and to provide turnaround analysis. The engagement of JC Jones & Associates occurred as a result of a Board directive that management prepare and present to the Board a detailed business plan with projections. The Company's Audit Committee initially sought out and reviewed a proposal from JC Jones & Associates on December 3, 2008, and recommended them to management.

(2)

Regarding the allegations of nepotism in Sellers' Consent Statement, Sellers fails to disclose that its designees to the Board did not object, on grounds of nepotism or otherwise, but expressed in a Board meeting their support for Mr. Geller's wife to be retained to assist in the redesign of several new exhibitions that are to be launched by the Company. Mrs. Geller currently receives $125,000 per annum for her consulting services, including consulting on the Company's exhibition design, development and installation, and on Premier's catalog design and development. On June 27, 2008 Mrs. Geller entered into an agreement with the Company pursuant to which, in exchange for terminating a royalty agreement dated March 15, 2001, she received $275,000 representing a full and final settlement of all amounts due to her, including all amounts due under the royalty agreement with RMS Titanic, Inc. The Board believes the employment of other relatives and family members of Company employees is in the best interest of the Company and its shareholders, as such employees were in fact the most qualified individuals reasonably available at the time the positions needed to be filled.

Mr. Geller's Compensation. The Board believes that Mr. Geller's compensation package was appropriate when determined. In light of the Company's current financial condition, however, in response to a request of the Board, Mr. Geller has agreed to defer $345,000, or approximately 49%, of his salary until further notice.

Titanic Exhibition. Sellers' allegation that the Company fails to have a plan to create shareholder value from the Company's Titanic exhibition related assets is untrue, and such allegation is further evidence that Sellers' lacks an understanding of the unique nature of the Company's Titanic exhibition related assets. Sellers' Consent Statement fails to explain that the Titanic assets consist mostly of approximately 5500 artifacts recovered by the Company since 1987, as to the vast majority of which the Company has a salvor's possessory interest and not title as a result of a ruling of the United States Fourth Circuit Court of Appeals. These artifacts are under court supervision which prohibits the sale or transfer of them without court approval, and most likely only as an entire collection. These restrictions have limited both the potential for and attractiveness of such a transaction to a prospective buyer. Critically, with Mr. Geller's extensive assistance, last year the Company filed a motion asking the federal District Court in Norfolk, Virginia to award it an in specie salvage award of most of these artifacts, which would give the Company legal title to them, subject to certain covenants and conditions. If granted, that award would secure the Company's rights as to these artifacts, including for continued exhibitions; however, such title award would likely not eliminate the current restrictions on their sale or disposition.

Mr. Geller and the Company have worked diligently with legal counsel for 15 years to preserve the Company's exclusive salvor in possession status and to obtain a salvage award for the recovered Titanic artifacts, which salvage award the Company believes will be forthcoming in the near future. Sellers' claim that Mr. Geller has somehow delayed the Titanic litigation is totally unsubstantiated and baseless.

The Board is confident that without disruption, Mr. Geller and the current Board members will be able to continue to attempt to leverage the Titanic assets to potentially create as much additional revenue and profit to the shareholders as possible. Such opportunities, however, could be negatively affected by events beyond the control of the Company and the Board.

7

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2008 Proxy Statement Page 1 of 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

PREMIER EXHIBITIONS, INC

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which the transaction applies:

(2) Aggregate number of securities to which the transaction applies:

(3) Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of the transaction:

(5) Total fee paid:

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2008 Proxy Statement Page 1 of 1

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

On February 28, 2007, our wholly-owned subsidiary R.M.S. Titanic, Inc. entered into a sale agreement with Seaventures Ltd. pursuant to which Seaventures acquired from R.M.S. Titanic all of its ownership interest in the R.M.S. Carpathia for $3,000,000. We received $500,000 from Seaventures on February 28, 2007 and we received the remaining $2,500,000 from Seaventures on April 15, 2008. Also, on February 28, 2007, Seaventures purchased an option from us to present the first exhibition of objects recovered from the Carpathia together with certain of our Titanic artifacts. We received payment of $500,000 from Seaventures for the sale of this option on February 28, 2007. At the time we entered into the transaction with Seaventures, its principal, Joseph Marsh, was a holder of more than 5% of our common stock. (2)

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Pursuant to policies and procedures adopted by our board of directors, our audit committee or our full board of directors reviews all relationships and transactions in which the company and our directors or executive officers, or their immediate family members, are participants in advance for review and approval. All existing related party transactions are reviewed at least annually by our audit committee or our full board of directors. Any director or officer with an interest in a related party transaction is expected to recuse himself or herself from any consideration of the matter.

36

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